SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's ID (CNPJ): 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE FIFTY-FOURTH ANNUAL GENERAL MEETING

1. PLACE: Rua Coronel Dulcídio, 800, Curitiba, State of Paraná. 2. DATE AND TIME: April 23, 2009, 2:30 p.m. 3. CALL NOTICE: The call notice was published in the newspapers Diário Oficial do Estado do Paraná, Diário de São Paulo and O Estado do Paraná. 4. QUORUM: Shareholders representing 91.97% (ninety-one point ninety seven percent) of the voting shares and 51.23% (fifty-one point twenty three percent) of the preferred shares. 5. PRESIDING BOARD: CARLOS FREDERICO MARÉS DE SOUZA FILHO - Chairman; RUBENS GHILARDI – CEO of Copel and Executive Secretary of the Company’s Board of Directors; MARLOS GAIO - Secretary. 6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

ITEM 1 – Approved, by a majority vote, the Annual Management and Sustainability Report, balance sheet and other financial statements for the fiscal year 2008;

ITEM 2 – Approved, by a majority vote, the Executive Board’s Proposal for the Allocation of Net Income for Fiscal Year 2008 of R$ 1,078,743,292.33, corresponding to R$ 3.9420 per share, as follows: a) R$ 53,937,164.62, equivalent to 5% of net income, to the constitution of the Legal Reserve; b) R$ 228,000,000.00 to the payment of interest on equity, partially substituting the minimum mandatory dividends, to be paid as follows: R$ 0.79493 per common share (ON); R$ 1.41919 per class A preferred share (PNA); and R$ 0.87459 per class B preferred share (PNB); c) R$ 33,833,991.11 complementing the minimum mandatory dividends, to be paid as follows: R$ 0.11796 per common share (ON); R$ 0.21060 per class A preferred share (PNA); and R$ 0.12979 per class B preferred share (PNB); and the payment of profit-sharing.

ITEM 3 – Elected the following individuals as effective members of the Board of Directors for the 2009/11 term: João Bonifácio Cabral Júnior, Rubens Ghilardi, Laurita Costa Rosa, Rogério de Paula Quadros, Munir Karam, Luiz Antonio Rodrigues Elias, Nelson Fontes Siffert Filho, Nilton Camargo Costa and Jorge Michel Lepeltier.

ITEM 4 – Elected the following individuals to the Fiscal Council for the 2009/2010 term: a) as effective members: Osmar Alfredo Kohler, Wilson Portes, Heron Arzua, Márcio Luciano Mancini and Alexandre Luiz Oliveira de Toledo; and b) as their respective alternates: Moacir José Soares, Serafim Charneski, Maurílio Leopoldo Schmitt, Beatriz Oliveira Fortunato and Cássio Martins Camargo Penteado Júnior.

ITEM 5 – Approved, by a majority vote, total annual compensation, including charges, for management and members of the Fiscal Council in the amount of R$ 7,200,000.00 (seven million and two hundred thousand Brazilian reais) for fiscal year 2009.

ITEM 6 – Withdrew from the agenda the ratification of the newspapers where the Company will publish its information as envisaged by Federal Law 6404/76, since the public bidding process is still pending. The matter will be discussed in an Extraordinary General Meeting to be called opportunely.

7. SIGNATURES: CARLOS FREDERICO MARÉS DE SOUZA FILHO – Representative of the State of Paraná Government and Chairman of the Meeting; RUBENS GHILARDI – Executive Secretary of the Board of Directors and CEO of Copel; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council; JORGE MICHEL LEPELTIER, Member of the Board of Directors; MARCIA REGINA N. MACHADO, The Bank of New York Adr Department; MELISSA MONTE STEPHAN, BNDES Participações S.A.; BEATRIZ OLIVEIRA FORTUNATO, BNY MELLON ARX INCOME FIA; BNY MELLON CELOS FUNDO DE INVESTIMENTO MULTIMERCADO; ICATU HART NW MELLON MIX PLUS FIM BIARRITZ LLC; BNY MELLON ARX EXTRA FDO DE INVESTIMENTO MULTIMERCADO; BNY MELLON ARX FDO DE INVESTIMENTO EM AÇÕES; BNY MELLON ARX LONG SHORT MASTER FIM; BNY MELLON CAPIBARIBE FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVEST. DOS EMPREGADOS DA VALE – INVESTVALE; FUNDO DE INVESTIMENTO EM AÇÕES TOP ATLAS; MELLON BRASPREV FIM PREVIDENCIARIO CRED PRIVADO; MELLON DATA EQUITY FIA; SAMANBAIA III FDO DE INVESTIMENTO EM AÇÕES; CHRISTIANO M. DE GODOY, FRANKLIN TEMPLETON INVEST. FD; STATE STREET EMERGING MARKETS; TEMPLETON GLOBAL INVEST TRUST - TEMPLETON BRIC FD; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT TRUST; ASCENSION HEALTH MASTER PENSION TRUST; BARCLAYS GLOBAL INVESTORS, N.A.; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; BNY MELLON GLOBAL FUNDS, PLC; BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST F; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; DOW EMPLOYEE'S PENSION PLAN; DUPONT PENSION TRUST; DUQUESNE LIGHT COMPANY MASTER TRUST; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; EDUCATIONAL EMPLOYEES' SUPPLEMENTARY RETIREMENT SYSTEM OF FAIRFAX COUNTY; EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; FIREMEN'S ANNUITY AND BENEFIT FUND OF CHICAGO; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; GEUT EMERGING EQUITY PASSIVE 1; HARMONY OVERSEAS EQUITY POOL; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND; INSTITUTIONNEL 3D ; ISHARES MSCI BRAZIL (FREE) INDEX FUND; JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; JPMORGAN EMERGING ECONOMIES FUND; LAUDUS RESENBERG INTERNATIONAL DISCOVERY FUND;MASSACHUSETTS INSTITUTE OF TECHNOLOGY RETIREMENT PLAN;MICROSOFT GLOBAL FINANCE; MONTANA BOARD OF INVESTMENTS; NORGES BANK; NORTHERN TRUST LUXEMBOURG MANAGEMENT COMPANY S.A ON BEHALF OF UNIVEST; ORTHERN TRUST QUANTITATIVE FUND PLC; PHILIPS ELECTRONICS NORTH AMERICA CORPORATION MASTER RETIREMENT TRUST; PPL SERVICES CORPORATION MASTER TRUST; PRINCIPAL INVESTORS FUND, INC. - DIVERSIFIED INTERNATIONAL FUND; PRINCIPAL LIFE INSURANCE COMPANY; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; SPDR S&P EMERGING LATIN AMERICA ETF; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET BANK AND TRUST CO INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET EMERGING MARKETS; TEACHER RETIREMENT SYSTEM OF TEXAS; THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND RETIREMENT FUND; THE DFA INVESTMENT T CO ON BEHALF OF ITS SERIES THE EMERGING MKTS SMALL CAP SERIES; THE FUTURE FUND BOARD OF GUARDIANS; THE KEYSPAN ENERGY CORPORATION UNION VEBA (LILCO) LIFE AND MEDICAL TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147; THE MONETARY AUTHORITY OF SINGAPORE; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; THE TEXAS EDUCATION AGENCY; TRUSTEES OF THE ESTATE OF BERNICE PAUAHI BISHOP DBA KAMEHAMEHA SCHOOLS; USAA EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VANGUARD TOTAL W STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQ INDEX F; VIRGINIA RETIREMENT SYSTEM; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND.; WALTER HOLGADO MUNHOZ, FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE; FUNDO DE INVESTIMENTO FATOR JAGUAR AÇÕES; GWI CLASSIC FIA; GWI FIA ADVANTAGE FATOR MACRO FIM; FATOR NOSSA CAIXA MIX FI MULTIMERCADO; FATOR PLURAL BALANCEADO FIF; FI FATOR AÇÕES PRATA; FI FATOR HEDGE MULTIMERCADO; FI MULTIMERCADO FATOR ARBITRAGEM; GWI FIA; GWI PIPES FUNDO DE INVEST.; ALEXANDRE LUIZ OLIVEIRA DE TOLEDO, FUNDO DE INVESTIMENTO FATOR JAGUAR AÇÕES; FATOR PLURAL BALANCEADO FIF; FIF UIRAPURU; FI MULTIMERCADO FATOR ARBITRAGEM; FI FATOR AÇÕES PRATA; FI FATOR HEDGE MULTIMERCADO; ADVANTAGE FATOR MACRO FIM; FATOR NOSSA CAIXA MIX FI MULTIMERCADO; MARLOS GAIO, Secretary.

The full text of the Minutes of the 54th Annual General Meeting was recorded on pages 005 to 015 of Book no. 10 of Companhia Paranaense de Energia – COPEL, registered at the Commercial Registry of the State of Paraná under no. 08/167840-1 on July 16, 2008.

MARLOS GAIO
Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.